Exhibit 99.2

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM)

March 26, 2021

Dear Shareholder

The Annual General Meeting (“AGM”) of Hutchison China MediTech Limited (“Company”) will be held at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong on Wednesday, April 28, 2021 at 6:00 pm Hong Kong time (11:00 am London time) in accordance with the formal notice convening the AGM as set out on pages 7 to 11.

In view of the COVID-19 pandemic and for the health and safety of AGM attendees, the Company encourages shareholders of the Company (“Shareholders”) to: (i) attend the AGM online and vote by means of electronic facilities; or (ii) exercise their right to vote at the AGM by appointing the Chairman of the AGM as their proxy instead of attending the AGM in person.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action to take, please consult your stockbroker, bank manager, solicitor, accountant, or other independent professional.

The purpose of this letter is to provide you with information on the resolutions to be proposed for consideration and, if thought fit, approval of the Shareholders at the AGM.

PRECAUTIONARY MEASURES FOR PHYSICAL ATTENDANCE AT THE AGM

In view of the COVID-19 pandemic and to safeguard the health and safety of AGM attendees, the following precautionary measures will be implemented at the AGM for attendees physically present at the meeting venue:

(1)compulsory temperature screening/checks;

(2)	submission of Health Declaration Form, and scanning of the “LeaveHomeSafe” venue QR code or registering contact details in written form;

(3)wearing of surgical face mask; and

(4)no provision of refreshments or drinks.

Attendees who do not comply with the precautionary measures referred to in (1) to (3) above may be denied entry to the AGM venue at the absolute discretion of the Company as permitted by law.

AGM RESOLUTIONS

Resolution 1: Audited Financial Statements

Shareholders are asked to consider and adopt the audited financial statements of the Company for the year ended December 31, 2020 (“Audited Financial Statements”).

Resolutions 2(A) to 2(J) (inclusive): Re-election of Directors

The Company’s articles of association (“Articles”) require one-third of the Directors to retire by rotation at each annual general meeting, and the retiring Directors are eligible to offer themselves for re-election. In the interests of good corporate governance and pursuant to the 2018 UK Corporate Governance Code, all Directors, being Mr Simon To, Mr Christian Hogg, Mr Johnny Cheng, Dr Weiguo Su, Dr Dan Eldar, Ms Edith Shih, Mr Paul Carter, Dr Karen Ferrante, Mr Graeme Jack and Professor Tony Mok have resolved that they would all retire at the AGM and, being eligible, would offer themselves for re-election by shareholders. The Nomination Committee has reviewed the independence of Mr Paul Carter, Dr Karen Ferrante, Mr Graeme Jack and Professor Tony Mok and has determined that each of them remains independent of management.

Biographies of all the Directors and information on their individual contributions are set out in the 2020 Annual Report.

The Nomination Committee has considered the structure, size, diversity profile and skill set matrix of the current Board and confirmed that each Director would continue to possess the character, experience, integrity and the levels of skills, care and diligence required as a Director of the Company in respect of decisions to be taken at both Board and, where applicable, Committee levels to ensure the long term sustainable success of the Company.

The Nomination Committee has also conducted an annual evaluation of the performance of the Board and its Committees. The Nomination Committee concluded that each Director continues to make effective and valuable contributions to the Board and demonstrate commitment to the role.

Resolution 3: Re-appointment of Auditor

The auditor, PricewaterhouseCoopers, has indicated its willingness to continue in office as the auditor of the Company (“Auditor”) until the next annual general meeting due to be held in 2022. Accordingly, Shareholders are asked to consider the re-appointment of the Auditor and to authorize the Board to fix the Auditor’s remuneration.

Resolution 4(A): General Authority to Allot Shares

The purpose of Resolution 4(A) is to grant the Board authority to issue and allot new ordinary shares of US$0.1 each in the capital of the Company (“Shares”).

In accordance with the guidelines issued by the Investment Association (“IA”) on directors’ authority to allot shares, the authority in Resolution 4(A)(c)(i) will allow the Board to allot new Shares or to grant rights to subscribe for or convert any security into Shares up to an aggregate nominal amount of US$24,270,741, which is equivalent to approximately one-third of the total issued ordinary share capital of the Company as at March 18, 2021 (being the latest practicable date prior to publication of this letter) (“Latest Practicable Date”). In addition, if the resolution is passed, the authority in Resolution 4(A)(c)(ii) will allow the Board to allot new Shares or to grant rights to subscribe for or convert any security into Shares up to a further aggregate nominal amount of US$24,270,741 in connection with a rights issue, which is equivalent to approximately one-third of the total issued ordinary share capital of the Company as at the Latest Practicable Date.

The Board considers it desirable to obtain the maximum flexibility as permitted by the IA guidelines to enable allotments to take place to finance business opportunities.

Unless revoked or varied, the authority would expire on the earliest of the end of the next annual general meeting due to be held in 2022, the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws, rules or regulations to be held, the revocation or variation of the authority by an appropriate resolution of the shareholders, and the close of business on July 27, 2022.

Resolutions 4(B) and 4(C): Disapplication of Pre-emption Rights

If the Board wishes to allot new Shares and other equity securities for cash (other than in connection with an employee share scheme), article 12(4) of the Articles requires that these Shares are offered first to the Shareholders, in proportion to their existing holdings, unless the Company by special resolution directs otherwise.

The Board considers it desirable to have the maximum flexibility to enable allotments to take place to finance business opportunities without making a pre-emptive offer to existing Shareholders. This cannot be done under article 12(4) of the Articles unless the Shareholders have first waived their pre-emption rights.

The purpose of Resolution 4(B) is to renew a similar power given at the annual general meeting last year to empower the Directors (in addition to any powers granted under Resolution 4(C)) to allot new Shares, pursuant to the authorities given by Resolution 4(A), for cash (a) in connection with a pre-emptive offer; and (b) otherwise up to a nominal amount of US$3,640,611, equivalent to approximately five per cent of the total issued ordinary share capital of the Company as at the Latest Practicable Date, in each case without having to comply with the pre-emption rights under article 12(4) of the Articles.

The purpose of Resolution 4(C) is to empower the Directors (in addition to any powers granted under Resolution 4(B)) to allot new Shares, pursuant to the authorities given by Resolution 4(A), for cash up to a nominal amount of US$10,921,833, equivalent to approximately fifteen per cent of the total issued ordinary share capital of the Company as at the Latest Practicable Date, for the purposes of an equity raise (including, for the avoidance of doubt, any overallotment in connection therewith) without having to comply with the pre-emption rights under article 12(4) of the Articles.

The Company recognizes that Resolution 4(C) exceeds the pre-emption disapplication limits recommended by the guidelines of the Pre-Emption Group. These guidelines are not sector specific and are most naturally applicable to revenue-generating commercial companies without distinguishing between companies at different development stage, whose businesses are of different sectors, or with different funding needs. The Board considers that the level of pre-emption disapplication requested through Resolution 4(C) (being approximately fifteen per cent of the total issued share capital of the Company as at the Latest Practicable Date) would provide the Company, as an innovative biopharmaceutical company, with the flexibility it requires to implement fundraisings in a fast-moving environment to finance business opportunities without the delay involved in making a pre-emptive offer to existing shareholders. The Board considers it is important that in the event of an equity financing, it has sufficient share capital authorities already in place to permit it to raise funds as efficiently as possible, on the best terms available and in a timely fashion.

These authorities will expire as with the general authority in Resolution 4(A) (being the earliest of the end of the next annual general meeting due to be held in 2022, the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable law, rules or regulations to be held, the revocation or variation of the authority by an appropriate resolution of the shareholders, and the close of business on July 27, 2022).

Resolution 4(D): Authority to Purchase and Repurchase Shares

Shareholders are asked to consider granting the Board with authority as set out in the resolution to purchase or repurchase the securities of the Company that are or may be listed on AIM and the NASDAQ Global Select Market, including any form of depositary interests representing the right to receive such Shares issued by the Company. The aggregate nominal amount of the Shares to be purchased or repurchased shall not exceed five per cent of the issued share capital of the Company as at the date of the passing of Resolution 4(D).

The maximum price which may be paid for a Share which may be purchased or repurchased by the Company pursuant to this authority will be the higher of: (1) 105 per cent of the average of the middle market quotations for a Share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the purchase or repurchase is made; and (2) the price of the last independent trade of a Share and the highest current independent bid for a Share on the trading venue where the purchase or repurchase is carried out. Unless revoked or varied, the authority would expire on the earliest of the end of the next annual general meeting due to be held in 2022, the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws, rules or regulations to be held, the revocation or variation of the authority by an appropriate resolution of the shareholders, and the close of business on July 27, 2022.

Resolution 5: Proposed Change of Company Name

(a)	Proposed Change of Company Name

Under Article 172 of the Company’s Articles, the Company may change its name by special resolution. The Board proposes to change the English name of the Company to “HUTCHMED (China) Limited” from “Hutchison China MediTech Limited”, and the Chinese name of the Company to “和黃醫藥(中國)有限公司” from “和黃中國醫藥科技有限公司” (“Change of Company Name”).

(b)	Reasons for the Change of Company Name

As disclosed in the 2020 final results announcement, the Company announced that it was in the process of consolidating the two corporate identities that it has used since its inception. Hutchison China MediTech, or Chi-Med, has been used as the Company’s group identity, while Hutchison MediPharma has been the identity of the Company’s novel drug R&D operations under which the Company’s oncology products are developed and are now marketed. The Directors believe now is the right time to consolidate to a single and ubiquitous corporate identity that captures the history and brand equity that the Company has built over the past twenty years. Therefore, the Directors have chosen to name the Company HUTCHMED, and will gradually change to this name at all levels in the Company during 2021.

(c)	Conditions of the Change of Company Name

The Change of Company Name will be conditional upon:

(i)	the passing of a special resolution by the Shareholders at the AGM to approve the Change of Company Name; and

(ii)	the approval of the proposed new name of the Company by the Registrar of Companies in the Cayman Islands.

Upon satisfaction of the above conditions, the Change of Company Name will become effective on the date on which the Registrar of Companies in the Cayman Islands enters the new English name and the Chinese name in the register of companies in place of the existing name, as evidenced by a certificate of incorporation on change of name issued by the Registrar of Companies in the Cayman Islands. Upon the Change of Company Name becoming effective, the Company will comply with the necessary filing procedures in Hong Kong, the UK and the USA.

(d)	Effect of the Change of Company Name

The Change of Company Name will not affect any of the rights of the existing Shareholders. All share certificates of the Company in issue bearing the existing name of the Company will, after the Change of Company Name, continue to be evidence of title and valid for all purposes (including for the purposes of trading, settlement, registration and delivery). There will not be any arrangement for the exchange of the share certificates of the Company under its existing name for new share certificates under the new name of the Company. Share certificates issued by the Company after the Change of Company Name has become effective will be in the new name of the Company.

DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong during normal business hours for a 14-day period immediately preceding the AGM and at the AGM:

●the memorandum of association and articles of association of the Company;

●the Audited Financial Statements for the year ended December 31, 2020; and

●the register of Directors’ interests in the Shares and the service agreements between the Company and the Directors.

ACTION TO BE TAKEN

Enclosed with this letter is a form of proxy relating to the resolutions to be proposed at the AGM (“Proxy Form”). Whether Shareholders are able to attend the AGM in person or not, they are encouraged to complete, sign and return the proxy form in accordance with the instructions printed thereon to Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours (excluding weekends and public holidays) before the time appointed for holding the AGM. Completion and return of the proxy form will not preclude Shareholders from attending and voting in person at the AGM or at any adjournment or postponement thereof should they subsequently so wish, and, in such event, the proxy shall be deemed to be revoked.

ATTENDING THE AGM BY MEANS OF ELECTRONIC FACILITIES

The AGM will be a hybrid meeting. In addition to the traditional physical attendance at the AGM, Shareholders have the option of attending, participating and voting in the AGM through online access by visiting website – https://web.lumiagm.com (the “Online Platform”). Shareholders participating in the AGM using the Online Platform will also be counted towards the quorum and they will be able to cast their vote and submit questions through the Online Platform. The Online Platform will be open for registered Shareholders and non-registered Shareholders (see below for login details and arrangements) to log in approximately 30 minutes prior to the commencement of the AGM and can be accessed from any location with connection to the internet via a smart phone, tablet device or computer.

Holders of Depositary Interests who wish to view and vote at the online meeting should contact their nominee requesting a Letter of Representation to be sent to Computershare. Once received, login details for the meeting will be provided to the holder.

LOGIN DETAILS FOR REGISTERED SHAREHOLDERS

Details regarding the AGM arrangements including login details to access the Online Platform are included in the Company’s notification letter to registered Shareholders (the “Shareholder Notification”). Login details for non-registered Shareholders who wish to attend and participate in the AGM using the Online Platform should liaise with their banks, brokers, custodians or nominees through which their shares are held (together, the “Intermediary”) and provide their e-mail address to their Intermediary for further processing. Details regarding the AGM arrangements including login details to access the Online Platform will be sent by the Share Registrar of the Company to the e-mail addresses provided by the non-registered Shareholders.

QUESTIONS AT AND PRIOR TO THE AGM

Shareholders attending the AGM using the Online Platform will be able to submit questions relevant to the proposed resolutions online during the AGM. Shareholders can also send their questions by email from Wednesday, April 21, 2021 (9:00 am Hong Kong time) to Monday, April 26, 2021 (5:00 pm Hong Kong time) to AGM2021@hutch-med.com (for registered Shareholders, please state the 10-digit shareholder reference number starting with “C” (SRN) as printed on the top right corner of the Shareholder Notification). Whilst the Company will endeavor to respond to as many questions as possible at the AGM, due to time constraints, unanswered questions may be responded to after the AGM as appropriate.

HEALTH AND SAFETY MEASURES TO BE TAKEN AT THE AGM

To safeguard the health and safety of the AGM attendees, the following measures will also be implemented at the AGM:

(1)	compulsory temperature screening/checks will be required of every attendee at the main entrance of the AGM venue. Any person with a body temperature above the reference range quoted by the Department of Health from time to time, or is exhibiting respiratory infection symptoms, may be denied entry into the AGM venue and be requested to leave the venue;

(2)	every attendee will be required to (a) submit a completed Health Declaration Form and (b) scan the “LeaveHomeSafe” venue QR code or register his/her name, contact number and the date and time of visit, prior to entry into the AGM venue;

(3)	every attendee will be required to wear a surgical face mask at all times (including queuing for registration outside the AGM venue and throughout the AGM) and to sit at a distance from other attendees. Please note that no masks will be provided at the AGM venue and attendees should wear their own masks; and

(4)no refreshments or drinks will be provided to AGM attendees.

Attendees are in addition requested to observe and practise good personal hygiene at all times. To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue or require any person to leave the venue so as to ensure the health and safety of the AGM attendees.

Due to the constantly evolving COVID-19 pandemic situation in Hong Kong, the Company may be required to change the AGM arrangements at short notice. Shareholders should check the website of the Company at www.hutch-med.com for future announcements and updates on the AGM arrangements.

RECOMMENDATION

The Board unanimously believes that the proposals described in this letter are in the best interests of the Company and the Shareholders as a whole. They therefore recommend that the Shareholders vote in favor of all the resolutions to be proposed at the AGM.

Yours faithfully

For and on behalf of

Hutchison China MediTech Limited

Simon To

Chairman

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of Shareholders of the Company will be held at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong on Wednesday, April 28, 2021 at 6:00 pm Hong Kong time (11:00 am London time) for the following purposes:

1.	To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended December 31, 2020.

2.	(A)To re-elect Mr Simon To as a director of the Company.

(B)	To re-elect Mr Christian Hogg as a director of the Company.

(C)	To re-elect Mr Johnny Cheng as a director of the Company.

(D)	To re-elect Dr Weiguo Su as a director of the Company.

(E)	To re-elect Dr Dan Eldar as a director of the Company.

(F)	To re-elect Ms Edith Shih as a director of the Company.

(G)	To re-elect Mr Paul Carter as a director of the Company.

(H)	To re-elect Dr Karen Ferrante as a director of the Company.

(I)	To re-elect Mr Graeme Jack as a director of the Company.

(J)	To re-elect Professor Tony Mok as a director of the Company.

3.	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorize the board of directors to fix the auditor’s remuneration.

4.	(A) To consider and, if thought fit, pass with or without modification the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution and in accordance with the articles of association of the Company (“Articles”), the exercise by the board of directors of the Company (“Board”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (“Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorize the Board during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired; and

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (a) of this resolution shall be:

(i)up to an aggregate nominal amount of US$24,270,741; and

(ii)	in connection with an offer of Equity Shares by way of a Rights Issue (as defined below) to the holders of Shares in the capital of the Company in proportion (as nearly as practicable) to the respective number of Shares held by them, subject to exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange, up to a further aggregate nominal amount of US$24,270,741.”

(B)	To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in substitution for all existing authorities under that article:

The Board be and is generally empowered, in addition to any authorities granted under Resolution 4(C), to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period (provided that the Board may during the Relevant Period make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired) for cash pursuant to all authorities conferred by Resolution 4(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of Equity Shares in connection with an offer (whether by way of a Rights Issue (as defined below), open offer or otherwise) to the holders of Shares in the capital of the Company in proportion (as nearly as practicable) to the respective number of Shares held by them, subject to exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(b)	the allotment of Equity Shares for cash (otherwise than pursuant to paragraph (a) of this resolution) up to an aggregate nominal amount of US$3,640,611.”

(C)	To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT pursuant to article 12(4) of the Articles and in substitution for all existing authorities under that article:

The Board be and is generally empowered, in addition to any authorities granted under Resolution 4(B), to allot Equity Shares (within the meaning of article 12(4) of the Articles) during the Relevant Period (provided that the Board may during the Relevant Period make or grant offers, agreements, options and warrants which would or might require the exercise of such powers after the end of the Relevant Period as if the powers granted pursuant to this resolution had not expired) for cash pursuant to all authorities conferred by Resolution 4(A) as if article 12(4) did not apply to any such allotment, provided that this power shall be limited to the allotment of Equity Shares for cash up to an aggregate nominal amount of US$10,921,833 in connection with an Equity Raise (as defined below).”

(D)	To consider and, if thought fit, pass with or without modification the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the exercise by the Board of all the powers of the Company to purchase or repurchase on AIM, a market regulated by the London Stock Exchange, and the NASDAQ Global Select Market on which the securities of the Company are traded and recognized for this purpose, Shares (including any form of depositary interests or American depositary shares representing the right to receive such Shares issued by the Company) and the exercise by the Board of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and requirements, during the Relevant Period, be and are hereby generally and unconditionally approved (save that the Company may enter into a contract to purchase Shares before the approval in this resolution expires under which such purchase will or may be completed or executed wholly or partly after the approval in this resolution expires and may make a purchase of Shares pursuant to any such contract as if the approval in this resolution had not expired), provided that:

(a)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in this resolution shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

(b)	the minimum price (excluding expenses) which may be paid for a Share which may be purchased or repurchased by the Company pursuant to the approval in this resolution is US$0.1; and

(c)	the maximum price (excluding expenses) which may be paid for a Share which may be purchased or repurchased by the Company pursuant to the approval in this resolution is the higher of:

(i)	an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which the purchase or repurchase is made; and

(ii)	an amount equal to the higher of the price of the last independent trade of a Share and the highest current independent bid for a Share on the trading venue where the purchase or repurchase is carried out.”

5.	To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, the English name of the Company be changed to “HUTCHMED (China) Limited” from “Hutchison China MediTech Limited” and the dual foreign name in Chinese of the Company be changed to “和黃醫藥（中國）有限公司” from “和黃中國醫藥科技有限公司” with effect from the date of the issuance of the certificate of incorporation on change of name by the Registrar of Companies in the Cayman Islands (collectively, the “Change of Company Name”); and that any one or more of the directors of the Company, acting collectively and individually, be and are hereby authorized to take all such steps, do all such acts, matters and things and to sign, execute (under hand, as a deed or under seal (where required)) and deliver all such documents which he/she may in his/her absolute discretion, consider necessary, appropriate, desirable or expedient in connection with or to implement or give effect to the Change of Company Name and to attend any necessary registration and/or filing for and on behalf of the Company.”

For the purposes of Resolutions 4(A), 4(B), 4(C) and 4(D),

“Equity Raise” means the issuance of new Shares in connection with one or more potential offerings of Shares, or any securities or financial instruments representing such Shares, on any internationally recognized stock exchange;

“Relevant Period” means the period from the passing of the resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable law, rules or regulations to be held;

(iii)	the revocation or variation of the authority given under the resolution by an ordinary resolution or a special resolution in the case of Resolutions 4(B) and 4(C) of the shareholders of the Company in a general meeting; and

(iv)	the close of business on July 27, 2022; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Board to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

The register of members of the Company will be closed from April 27, 2021 to April 28, 2021, both days inclusive.

By Order of the Board

Edith Shih

Director and Company Secretary

March 26, 2021

Registered Office:

P.O. Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Notes:

1.	In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the share registrar of the Company, Computershare Investor Services (Jersey) Limited, 13 Castle Street, St Helier, Jersey, JE1 1ES, Channel Islands no later than 6:00 pm on Monday, April 26, 2021.

2.	Subject to notes 3 and 9 below, only members are entitled to attend and vote at the meeting.

3.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member) to attend, speak and vote instead of that member. A proxy need not be a member of the Company. Failure to specify the number of shares each proxy appointment relates to or specifying a number which when taken together with the numbers of shares set out in the other proxy appointments is in excess of the number of shares held by the shareholder may result in the proxy appointment being invalid. The appointment of a proxy will not preclude a shareholder from attending and voting in person at the meeting.

4.	A form of proxy is enclosed. When appointing more than one proxy, complete a separate proxy form in relation to each appointment. Additional proxy forms may be obtained by contacting Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom or the proxy form may be photocopied. State clearly on each proxy form the number of shares in relation to which the proxy is appointed.

5.	To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom no less than 48 hours before the time appointed for holding the meeting.

6.	At the meeting, the chairman of the meeting will exercise his power under article 69 of the Articles of the Company to put each of the resolutions to the vote by way of a poll.

7.	In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the meeting or any adjourned meeting.

8.	In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 10:00 am on Monday, April 19, 2021 (New York city time).

9.	A member which is a corporation may authorize one or more persons to act as its representative(s) at the meeting. Each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member, provided that (where there is more than one representative and the vote is otherwise than on a show of hands) they do not do so in relation to the same shares.